OPTION AGREEMENT
Capitalized terms referred to but not defined in this Option Agreement have the meanings given thereto in the employee stock option plan (the “Plan”) of Madre Tierra Mining Ltd. (the “Corporation”), a copy of which is being delivered herewith to the Optionee named below. The Optionee hereby acknowledges receipt from the Corporation of a copy of the Plan.
NOTICE is hereby given that, effective ●, 202●, the Corporation has granted to ● (the “Optionee”) ● option(s) (Options) to acquire an aggregate of ●  Common Shares of the Corporation (“Optioned Shares”) at an exercise price (the Exercise Price”) of US$0.05 per Optioned Share, subject to adjustments as provided in the Plan. These Options expire at 5:00 p.m. (EST) on ● , 202●, subject to earlier or later expiry/termination in certain circumstances, as specified in the Plan.
The grant of the Option is made subject to the terms and conditions of the Plan, and such terms and conditions are hereby incorporated in this Option Agreement and which Plan may be amended in accordance with the terms thereof.  Without limiting the generality of the foregoing, the Optionee hereby acknowledges and agrees that the Board shall have the right, in its sole and unfettered discretion, to alter, amend, modify or terminate the Plan, or any Option granted under the Plan, incluing these Options, at any time and for any reason whatsoever, without notice to any person, inlcluding the Optionee. The Optionee represents and warrants to the Corporation that the Optionee’s participation in the Plan, acceptance of the Options granted hereunder, the entering into of this Option Agreement, and any future exercises of the Options granted hereby is voluntary.
VESTING PROVISIONS AND OTHER CONDITIONS.
All of the Options will vest and become exerciseable to acquire Optioned Shares immediately, and all or any part of the Optioned Shares as to which the Option shall have vested and become exercisable may be purchased at any time, or from time to time, thereafter until expiration or termination of the Option.
MANNER OF EXERCISE.
To exercise your Option, you must return the following to the Corporation:
1.
The exercise form in the form attached hereto as Schedule A duly completed to indicate that you are exercising the Option, and indicating the number of Optioned Shares in respect of which the Option is being exercised (the “Purchased Shares”);

2.	Cash or a certified cheque or bank draft in immediately available funds payable to the Corporation for the Exercise Price for the Purchased Shares;
3.
A counterpart of the form of shareholders agreement and/or voting trust agreement prescribed from time to time pursuant to the Plan duly executed by the Optionee or, if applicable, a joinder agreement, in form and content prescribed by the Corporation, executed by the Optionee under which the Optionee agrees to be bound by the terms of the existing shareholders agreement as if an original party thereto; and

3.	Any other documents as requested by the Corporation.
The exercise of the Option is subject to the acceptance by the Corporation of these items.
MISCELLANEOUS
Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in U.S. funds.
Governing Law. This agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Amendment. The Plan may be amended at any time in accordance with the terms thereof. In all other respects this Agreement may be amended only by agreement in writing of both parties hereto.
(the remainder of this page is intentionally left blank)

DATED as of the ● day of ●, 202●.

MADRE TIERRA MINING LTD.

Per:     _________________________________
 Sasha Kaplun, Chief Executive Officer

Signature of Optionee ●

2